

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2010

Jennifer J. Weng
President and Director
Pantheon China Acquisition Corp. II and
Pantheon China Acquisition Corp. III
10-102 #9 Jianwai Ave.
Beijing, China

> **Re: Pantheon China Acquisition Corp. II**
> **Form 20-FR12G**
> **Filed August 5, 2010**
> **File No. 000-54067**
>
> **Pantheon China Acquisition Corp. III**
> **Form 20-FR12G**
> **Filed August 5, 2010**
> **File No. 000-54068**

Dear Ms. Weng:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Joseph M. Lucosky, Esq. (Anslow & Jaclin, LLP)